UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FireEye, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31816Q 101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31816Q 101

1.	Names of Reporting Persons. Ashar Aziz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,835,000 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,835,000 (See Item 4(a) below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,835,000 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%[1]
12.	Type of Reporting Person (see Instructions) IN

[1]	Percentage based on 137,757,512 shares of Common Stock of Issuer outstanding as of December 31, 2013, as reported on the Issuer’s Registration Statement on Form S-1 (File. No 333-193717), filed with the Securities and Exchange Commission on February 3, 2014.

Item 1.

(a)	Name of Issuer: FireEye, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1440 McCarthy Blvd., Milpitas, CA 95035

Item 2.

(a)	Name of Person Filing: Ashar Aziz

(b)	Address of Principal Business Office or, if none, Residence: c/o FireEye, Inc., 1440 McCarthy Blvd., Milpitas, CA 95035

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 31816Q 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with § 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with § 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with § 240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240. 13d-1(b) (1) (ii) (K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned includes 10,835,000 shares held of record by Mr. Aziz, as Trustee of the Ashar Aziz Family Trust dated March 16, 2012, 1,055,547 of which were issued upon early exercise of stock options and remained subject to further vesting as of 60 days following December 31, 2013. Shares issued upon early exercise of stock options remain subject to the vesting schedule applicable to the exercised stock options, and the Issuer has a right to repurchase any unvested shares at the original exercise price if Mr. Aziz ceases to provide services to the Issuer prior to the date on which all such shares have vested. Mr. Aziz, as trustee, has sole voting and investment power with respect to the shares held of record by the Ashar Aziz Family Trust dated March 16, 2012. In connection with a personal loan, Mr. Aziz has entered into a Security and Pledge Agreement, pursuant to which Mr. Aziz has granted to the lender a security interest in all of the shares of the Issuer’s common stock held by Mr. Aziz, as Trustee of the Ashar Aziz Family Trust dated March 16, 2012.

(b)	Percent of class: 7.9% [1]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,835,000 (See Item 4(a) above)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,835,000 (See Item 4(a) above)

(iv)	Shared power to dispose or to direct the disposition of: 0

[1]	Percentage based on 137,757,512 shares of Common Stock of Issuer outstanding as of December 31, 2013, as reported on the Issuer’s Registration Statement on Form S-1 (File. No 333-193717), filed with the Securities and Exchange Commission on February 3, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

/s/ Ashar Aziz
Ashar Aziz

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